Exhibit 5.1

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in this Registration Statement on Form F-10 of our reports dated March 28, 2011 relating to the consolidated financial statements of Banro Corporation and subsidiaries (the “Company”) for each of the years ended December 31, 2010 and December 31, 2009 (which report expresses an unqualified opinion with an emphasis of matter relating to the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern) and the effectiveness of the Company’s internal control over financial reporting appearing in the Annual Report on Form 40-F for the year ended December 31, 2010.

Independent Registered Chartered Accountants
Licensed Public Accountants

Toronto, Canada
September 8, 2011